# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MBX BIOSCIENCES, INC., CIK 0001776111
CUSIP: 55287L101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0001193125-24-223402
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Jennifer Martin, 1700 Seventh Ave, Suite 1120, Seattle, Washington (WA), 98101, (206) 451-8040

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,429,573; sole dispositive power 0; shared dispositive power 1,429,573; aggregate amount beneficially owned 1,429,573 (3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,429,573; sole dispositive power 0; shared dispositive power 1,429,573; aggregate amount beneficially owned 1,429,573 (3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,429,573; sole dispositive power 0; shared dispositive power 1,429,573; aggregate amount beneficially owned 1,429,573 (3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,219,440; sole dispositive power 0; shared dispositive power 5,219,440; aggregate amount beneficially owned 5,219,440 (10.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,219,440; sole dispositive power 0; shared dispositive power 5,219,440; aggregate amount beneficially owned 5,219,440 (10.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,219,440; sole dispositive power 0; shared dispositive power 5,219,440; aggregate amount beneficially owned 5,219,440 (10.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,000; sole dispositive power 0; shared dispositive power 3,000; aggregate amount beneficially owned 3,000 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,219,440; sole dispositive power 0; shared dispositive power 5,219,440; aggregate amount beneficially owned 5,219,440 (11.7% of the class)
  Comment: The Aggregate Amount represents 5,219,440 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 23,981; shared voting power 5,219,440; sole dispositive power 23,981; shared dispositive power 5,219,440; aggregate amount beneficially owned 5,243,421 (11.7% of the class)
  Comment: The Aggregate Amount represents (i) 23,981 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron, and (ii) 5,219,440 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 48,160,096 shares of the Issuer's Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026, and (ii) 23,981 shares of Common Stock that are issuable upon the exercise of options held directly by Patrick J. Heron

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MBX BIOSCIENCES, INC.
Address of issuer's principal executive offices: 11711 N. Meridian Street, Suite 300, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends the statement on Schedule 13D filed on September 23, 2024 (the "Original Schedule 13D") as amended on August 20, 2025 and September 30, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 3, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 3, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

The principal business of the Members is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety to read as follows:

FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
Topper - United States Citizen
Heron - United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLSPF, FLS X and FLS XI was the source of the funds for the purchase of the FLSPF Shares, the FLS X Shares and the FLS XI Shares. No part of the purchase price of the FLSPF Shares, the FLS X Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLS X Shares or the FLS XI Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to remove references to "FLSPOF" and the "FLSPOF Shares" from the first paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 1,429,573 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 5,219,440 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 3,000 shares of the Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended to remove references to the "FLSPOF Shares" from the paragraph.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Second Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 filed with the Commission on August 23, 2024)
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/10/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/10/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (08/10/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/10/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/10/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (08/10/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/10/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/10/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (08/10/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to Power of Attorney (08/10/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to Power of Attorney (08/10/2026)